Exhibit 99.1

3SBio Inc.
No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People’s Republic of China

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on October 10, 2012

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of 3SBio Inc. will be held on October 10, 2012 at 10:00 a.m., Beijing time, at our executive office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China, for the following purposes:

1. To re-elect three directors to serve for their term or until their successors are elected and duly qualified.

2. To ratify the appointment of Ernst & Young Hua Ming (“E&Y”) as the independent auditor of 3SBio Inc. for the fiscal year ending December 31, 2012.

3. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on August 31, 2012 are entitled to vote at the annual general meeting and any adjournment or postponement thereof. On behalf of holders of our ADSs at the record date, JPMorgan Chase Bank, N.A., as the depositary of our ADRs, will endeavor to vote or cause to be voted the amount of ordinary shares represented by the ADRs, as described in the proxy statement and subject thereto.

FOR THE BOARD OF DIRECTORS

Dr. Jing Lou
Chairman of the Board of Directors

Shenyang, China
September 10, 2012

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

3SBio Inc.
No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People’s Republic of China

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on October 10, 2012

PROXY STATEMENT

General

We are soliciting proxies on behalf of our board of directors for use at the annual general meeting of shareholders to be held on October 10, 2012 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our executive office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about September 10, 2012.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a duly executed proxy bearing a later date or, if you hold ordinary shares, by delivering a written notice of revocation or attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Ms. Yanli Liu, our assistant corporate secretary.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on August 31, 2012 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADRs are included for purposes of this determination. As of August 31, 2012, 155,196,781 of our ordinary shares, par value US$0.0001 per share were outstanding, of which approximately 137,775,666 were represented by ADRs. The presence of two or more shareholders in person or by proxy representing not less than 33 1/3% of our outstanding ordinary shares will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation

Each ordinary share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or certain shareholders meeting specific conditions demand that a poll be taken. Holders of ADRs cannot vote at the meeting.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://www.3sbio.com in the section of“Investors” and under the heading "AGM".

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the holders. If no specific instructions are given by such holders, the shares will be voted “FOR” each of the proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Withheld votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as the depositary of our ADRs, has advised us that it intends to mail to all owners of ADRs an ADS Voting Instruction Card, which contains the corporate website address (www.3sbio.com), in the “Investors” section and under the heading "AGM", where our ADR holders can download this proxy statement and the accompanying notice of annual general meeting and any other applicable materials. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADRs, only JPMorgan Chase Bank, N.A. may vote those shares at the annual general meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. You should return your properly completed ADS Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 12 p.m., Eastern Standard Time, on October 8, 2012, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADRs are not able to be voted at the annual general meeting, there may be nothing you can do.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated three current and retiring directors for election at the 2012 annual general meeting. Each director to be elected will hold office until such director retires from office and his or her successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation, removal, or occurence of other circumstances of disqualification. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of July 31, 2012, any principal positions with 3SBio Inc. held by them, and other business biography information, are as follows:

Name	Age	Position
Moujia Qi	79	Independent Director
Dr. Dongmei Su	42	Director, Vice President, R&D, and Chief Technology Officer
Tianruo (Robert) Pu	44	Independent Director

________________________

Director Nominees for Election at the Annual General Meeting

Moujia Qi has served as an independent director of ours since August 2006. He currently serves as an independent member on the board of directors of China Pharmaceutical Group Limited (Hong Kong Stock Exchange: 1093), and as an independent member on the supervisory board of Wuhan Humanwell Hi-Tech Industry Co., LTD (Shanghai Stock Exchange: 600079). He currently serve as the honorary chair of China Pharmaceuticals Business Association, and has also served as the honoary chair of the China Starch Industry Association for the past five years. He had held key management positions in various state-owned pharmaceutical companies. He served as the Administrator of the National Medicine Administration of the PRC before he retired in 1994.

Dr. Dongmei Su is our vice president and chief technology officer responsible for research and development and manufacturing process engineering, and has served as a director since April 2012. She is the named co-inventor for four of our patents. Ms. Su joined Shenyang Sunshine in 1993. She served as director of research and development and manufacturing since 1997. She received her bachelor’s degree in biochemical engineering from Jilin University in 1992, and her master’s and doctor’s degree in microbiology and pharmacology from Shenyang Pharmaceutical University in 2001 and 2010, respectively.

Tianruo (Robert) Pu has been appointed as a director of our Company in September 2012, serving in the audit committee as the chair and in the compensation committee. He currently chairs the audit committee of UTStarcom Holdings Corp (NASDAQ: UTSI) and also serves on its other board committees. From September 2008 to June 2012, Mr. Pu was the chief financial officer of China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) ("Nuokang") where he successfully led Nuokang IPO process and was responsible for its M&A and corporate growth strategy. Prior to joining Nuokang, Mr. Pu was the chief financial officer of Global Data Solutions, a Chinese information technology services outsourcing company, which he joined in June 2006. From September 2000 to May 2006, he worked as a management consultant with Accenture, CSC Consulting Group and Mitchell Madison Consulting Group. He also worked as an auditor at Bernstein Brown CPAs from June 1994 to May 1997. Mr. Pu received an MBA degree from Northwestern University Kellogg School of Management in 2000, a Master of Science degree in accounting from the University of Illinois in 1995, and a Bachelor of Arts degree in English from China Foreign Affairs College in 1992. The Board of Directors has determined Mr. Pu meets the independence requirements of the NASDAQ Marketplace Rule 5605(a)(2) and Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, as amended.

* * * * *

The director nominees for re-election will be elected by the affirmative vote of a simple majority of the shares entitled to vote and voted in person or by proxy. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

RATIFICATION OF
APPOINTMENT OF INDEPENDENT AUDITOR

Our audit committee recommends, and our board of directors concurs, that the appointment of E&Y as our independent auditor for the year ending December 31, 2012 be ratified. E&Y has served as our independent auditor since May 2009.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditor at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of the holders of a simple majority of the shares entitled to vote and voted in person or by proxy will be required to ratify this proposal 2.

OUR AUDIT COMMITTEE RECOMMENDS,
WITH CONCURRENCE OF OUR BOARD OF DIRECTORS,
A VOTE FOR
RATIFICATION OF THE APPOINTMENT OF
E&Y
AS OUR INDEPENDENT AUDITOR
FOR THE YEAR ENDING DECEMBER 31, 2012.

CORPORATE GOVERNANCE MATTERS

We adopted a Code of Ethics which is available on our company’s website (http://www.3sbio.com) in the “Investors” section, under the heading "Corporate Governance." To the extent required by law, any amendments to, or waivers from, any provision of the Code of Ethics will be disclosed to the public.

Copies of the charters of our board committees and Code of Ethics will be provided to any shareholder upon written request to: Director of Investor Relations, 3SBio Inc., No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China. These documents are all available on our company's website in the “Investors” section, under the heading "Corporate Governance.".

Our Articles of Association, which contain provisions concerning general meetings, election of directors, and other governance matters, was filed with the Securities and Exchange Commission of the United States. See Exhibit 1.2 to our annual report on Form 20-F for the year ended December 31, 2011.

ANNUAL REPORT TO SHAREHOLDERS

Our annual report on Form 20-F for the year ended December 31, 2011 has been filed with the U.S. Securities and Exchange Commission in its Edgar filing system. Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. You may obtain a copy of our annual report on Form 20-F for the year ended December 31, 2011 by visiting our website http://www.3sbio.com under “Investors” and thereunder "SEC Filings." If you want to receive a hard copy of our annual reports, we will mail a copy to you free of charge. Please send your request by email to ir@3sbio.com.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Dr. Jing LOU
Chairman of the Board of Directors

Dated: September 10, 2012